Filed Pursuant to Rule 424(b)(3)
of the Rules and Regulations
Under the Securities Act of 1933
Registration No. 333-121255
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 14, 2005
$175,000,000
1.75% Convertible Senior Notes due August 1, 2024
and Shares of Common Stock Issuable Upon Conversion of the Notes
     This prospectus supplement supplements the prospectus dated April 14, 2005, which forms a part of the Post-Effective Amendment No. 1 to Form S-1 on Form S-3 Registration Statement (Registration No. 333-121255) that we filed with the Securities and Exchange Commission on March 25, 2005. The prospectus and this prospectus supplement relate to resales of our 1.75% Convertible Senior Notes due August 1, 2024 and shares of our common stock issuable upon conversion of the notes. The prospectus and this prospectus supplement also relate to the issuance of shares of our common stock upon conversion of the notes by holders other than the selling securityholders identified in the prospectus under “Selling Securityholders,” unless such issuance qualifies for the exemption under Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act.
     The prospectus is hereby amended and supplemented to include the information in the table set forth below, which supersedes in part and supplements the information in the “Selling Securityholders” table included in the prospectus.
     We have prepared the table set forth below based on information given to us by or on behalf of such selling securityholders on or prior to August 12, 2005. Such selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell under the prospectus any or all of the notes and any shares of common stock issued upon conversion of the notes. See “Plan of Distribution” included in the prospectus. Because the selling securityholders may offer all or some portion of their notes or shares of common stock issued upon conversion of the notes, we cannot provide an estimate as to the principal amount of the notes or the number of shares of the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or some portion of their notes since the date on which they provided the information regarding their notes under this prospectus or in transactions exempt from the registration requirements of the Securities Act.
     You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Number of
	Principal	Percentage of		Shares of	Number of
	Amount of	Notes		Common	Shares of	Number of
	Notes Owned	Outstanding	Principal	Stock Owned	Common	Shares of
	Before the	Before the	Amount of	Prior to	Stock Offered	Common
	Offering and	Offering and	Notes Owned	Conversion	Upon	Stock Owned
	Offered for	Offered for	After the	Before the	Conversion of	After the
Selling Securityholder	Sale(1)	Sale	Offering(2)	Offering	the Notes(1)(3)	Offering(4)
Man Mac I Limited (5)	$3,000,000	1.71%	—	—	—	—
SG Americas Securities, LLC (6)	$9,750,000	5.57%	—	—	—	—

*	Less than one percent.

(1)	Our registration of these securities does not necessarily mean that the selling securityholders identified in this prospectus will sell any or all of such securities.

(2)	Assumes all of the notes are sold in this offering.

(3)	The notes are convertible at any time at an initial conversion rate of 32.7430 shares of common stock per $1,000 principal amount of notes, subject to adjustments for certain events. The initial conversion rate is equivalent to a conversion price of approximately $30.5409 per share of common stock. Upon conversion, we will deliver cash up to the aggregate principal amount of notes to be converted and, at our election, cash, common stock or a combination thereof in respect of the remainder, if any, of our conversion obligation in excess of the principal amount of notes to be converted. Therefore, holders of the notes may not receive any shares of our common stock upon conversion, and they only may receive shares of common stock to the extent that the conversion obligation exceeds the principal amount of the notes converted. See “Description of the Notes” included in the prospectus.

(4)	Assumes all shares of common stock issuable upon conversion of the notes are sold in this offering.

(5)	Man-Diversified Fund II Ltd. has been identified as the controlling entity of Man Mac I Limited. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(6)	This selling securityholder has identified itself as a broker-dealer or an affiliate of a broker-dealer.
The date of this prospectus supplement is August 16, 2005